Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The Medicines Company for the registration of Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Purchase Contracts, Purchase Units, and Warrants and to the incorporation by reference therein of our report dated May 14, 2013, with respect to the consolidated financial statements of Incline Therapeutics, Inc. as of December 31, 2012 and 2011 and for the years then ended and for the period from December 3, 2009 (inception) through December 31, 2012, included in Form 8-K of The Medicines Company, as filed on August 12, 2013 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, CA

August 12, 2013